DRAFT #2 - 8/10/99 3:00 PM

FOR IMMEDIATE RELEASE    CONTACT: William C. Vassell    Donald Radcliffe
                                  Chairman              Radcliffe &
                                                        Associates, Inc.
                                  Tel: (914) 454-3703   Tel: (212) 605-0174

                         COMMAND SECURITY CORPORATION
                   REPORTS RESULTS FOR FIRST FISCAL QUARTER

                  * Net income to common shareholder up 212%
                  * EPS $.02 versus $.01 in prior year
                  * EBITDA $.11 per share

Lagrangeville, New York *** August 16, 1999 *** Command Security Corporation (NASDAQ:CMMD) today reported results for its first fiscal quarter ended June 30, 1999.

Revenues for the quarter ended June 30, 1999 decreased by 6.6% to $13,402,632 from the $14,351,339 reported for the same period in the prior fiscal year. However, gross profit as a percentage of revenue increased to 18.4% for the quarter ended June 30, 1999, compared to the 16.6% reported in the quarter ended June 30, 1998. Net income applicable to common stock shareholders increased by 212% to $148,760 or $.02 per share from the $47,544 or $.01 per share recorded in the same period in the prior fiscal period.

EBITDA (Earnings before interest, taxes, depreciation, and amortization) was $758,337 or $.11 per share in the quarter ended June 30, 1999, compared to $742,591 or $.11 per share in the same period in the prior fiscal year. As of June 30, 1999, working capital was $650,116, an increase of approximately $450,000 from the working capital balance as of March 31, 1999.

Mr. William C. Vassell, Chairman of the Board, commenting on the results said, "The Company has achieved profitability despite what we believe to be a temporary decrease in revenue compared to the same quarter in the previous year. Senior management continues to execute greater selectivity with respect to improved margin contracts as well as cost control plans. These efforts have resulted in improved income and increased working capital as we focus on enhancing profitability."

Statements in this press release other than statements of historical fact are "forward-looking statements." Such statements are subject to certain risks and uncertainties including the demand for the Company's services, litigation, labor market, and other risk factors identified from time to time in the Company's filings with the Securities and Exchange Commission that could cause actual results to differ materially from any forward looking statements. These forward-looking statements represent the Company's judgment as of the date of this release. The Company disclaims, however, any intent or obligation to update these forward-looking statements.

Command Security Corporation provides security services through company-owned offices in New York, New Jersey, California, Illinois, Connecticut, Florida, Georgia, Massachusetts and Pennsylvania and provides services to independent security companies nationwide.

                         COMMAND SECURITY CORPORATION

                      CONDENSED STATEMENTS OF OPERATION
                                 (UNAUDITED)

                                     Three Months Ended
                                          June 30

                                 1999             1998

Revenues                         $13,402,632      $14,351,339

Operating income                 $   324.930      $   311,154

Net income                       $   189,434      $    85,205

Preferred
stock dividends                  $   (40,674)     $   (37,661)

Net income applicable
to common stockholders           $   148,760      $    47,544

Income per share                 $       .02      $       .01


Weighted average number
of common and common
equivalent shares
outstanding                        6,658,143        6,658,143